04018149

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 34661

RECEIVED JUL 30 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2003 (MM/DD/YY) AND ENDING May 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Equities Trading Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Bayard Street
(No. and Street)

New York, (City) N.Y. (State) 10013-4859 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen M. Cuomo (212) 267-2525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiarelli, Shuster & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One, (Address) Iselin, (City) N.J. (State) 08830 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen M. Cuomo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Equities Trading Corporation, as of May 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

New York
Nassau County
Sworn to before me this 5th
day of July 2004

[signature]
Notary Public

[signature]
Signature

President
Title

SUSAN E. THORSTENN
Notary Public, State of New York
No. 02TH4835985
Qualified in Nassau County
Commission Expires 04/30/20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITIES TRADING CORP.

AUDITED FINANCIAL STATEMENTS

MAY 31, 2004

EQUITIES TRADING CORP.

FINANCIAL STATEMENTS

MAY 31, 2004

TABLE OF CONTENTS

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP
Certified Public Accountants

517 Route One
Iselin, NJ 08830
732.855.9600
FAX 732.855.9559
E-Mail: acs@acsaccounting.com

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of **Equities Trading Corp.**:

We have audited the accompanying statement of financial condition of **Equities Trading Corp.** (the "Company") as of May 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Equities Trading Corp.** as of May 31, 2004, and the results of its operations and its cash flows for the fiscal year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 to 15 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Acquavella, Chiarelli, Shuster & Co. LLP

Iselin, NJ
July 27, 2004

EQUITIES TRADING CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2004

ASSETS

Cash and cash equivalents	$ 23,596
Deposit with clearing broker	50,000
Receivable from clearing broker	3,901
Securities owned	13,675
Other assets	33,896
Total assets	$125,068

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 6,327
Total liabilities	6,327
Shareholders' equity:	
Preferred stock $100 par value, 4,000 shares authorized, 740 shares issued and outstanding	74,000
Common stock $1 par value, 12,000 shares authorized, 8,000 shares issued and outstanding	8,000
Additional paid-in capital	9,450
Retained earnings	27,291
Total shareholders' equity	118,741
Total liabilities and shareholders' equity	$125,068

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MAY 31, 2004

Revenues:	
Commissions income	$166,792
Interest income	408
Other income	467
Total revenues	167,667
Expenses:	
Employee compensation and benefits	41,987
Clearing and quote services	44,791
Rent and property taxes	35,909
Office supplies and expenses	12,417
Professional fees	13,305
Insurance	9,763
Telephone and utilities	7,678
Computer maintenance	5,175
Payroll taxes	5,114
Pension expense	4,418
Regulatory fees	3,288
Total expenses	183,845
Net loss before income tax benefit	(16,178)
Income tax benefit	7,682
Net loss	($ 8,496)

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MAY 31, 2004

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances June 1, 2003	$74,000	$8,000	$9,450	$35,787	$127,237
Add: Net loss				(8,496)	(8,496)
Balances May 31, 2004	$74,000	$8,000	$9,450	$27,291	$118,741

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2004

Cash flows from operating activities:	
Net loss	($ 8,496)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase)decrease in operating assets:	
Receivable from clearing broker	5,894
Clearing firm deposits	473
Securities owned	(525)
Other assets	(8,755)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(276)
Net cash used by operating activities	(11,685)
Cash used from financing activities:	
Repayment of loan payable	(69,400)
Net decrease in cash and cash equivalents	(81,085)
Cash and cash equivalents at June 1, 2003	104,681
Cash and cash equivalents at May 31, 2004	$ 23,596

The accompanying notes are an integral part of these financial statements.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

1. **Organization and Nature of Business**

Equities Trading Corp. (the "Company") was incorporated in the State of New York in June 1985 and commenced operations in February of 1986. The Company acts as a broker, executing transactions for customers and forwarding all such transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. **Summary of Significant Accounting Policies**

a) Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

b) Income Taxes and Deferred Income Taxes

The Company is liable for federal state and local taxes as applicable. As of May 31, 2003 the Company had a net operating loss carry forward of $10,973 for New York City and $11,605 for New York State for a total of $22,578. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

c) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

3. **Clearing Firm Deposits**

The deposit with clearing firm consists of cash and cash equivalents.

4. **Receivable from Clearing Broker**

Amounts receivable from clearing broker is for commissions earned and is unsecured. Interest is paid on funds on deposit at fluctuating rates.

5. **Securities Owned**

The Company owns 500 common stock shares of the NASDAQ Stock Market, Inc. ("NASDAQ") together with warrants to purchase an additional 800 shares of NASDAQ. These stocks and warrants are recorded at fair market value. Management has elected to classify these equity securities as trading securities, accordingly the unrealized gain of $525 for the period from June 1, 2003-May 31, 2004 is reported in the statement of operations under other income. The warrants are exercisable as follows:

Exercisable on or after	Void after	Exercise price
June 30, 2003	June 25, 2004	$14.00
June 28, 2004	June 27, 2005	$15.00
June 28, 2005	June 27, 2006	$16.00

As of May 31, 2004, none of the warrants were exercised.

6. **Preferred Stock**

The preferred stock entitles the holders to receive a cumulative dividend at the rate of 5 percent per annum of the par value of the preferred stock of the Company, payable annually, when, and if declared by the Board of directors, before any dividend shall be set apart or paid to the holders of the common stock.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

6. **Preferred Stock (continued)**

As of May 31, 2004, accumulated dividends in arrears due to preferred shareholders are as follows:

		Amount
Year Ending May 31,	1999	$ 3,700
	2000	3,700
	2001	3,700
	2002	3,700
	2003	3,700
	2004	3,700
	Total	$22,200

In case of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any amount shall be paid to the holders of the common stock, the holder of the preferred stock shall be entitled to $100 per share and the dividends accumulated or declared and unpaid thereon, but shall not participate in any further distribution of the assets of the Company. The preferred stock may, at the option of the holder be converted to common shares of the Company at the rate of one common share for each preferred share tendered. The Company may redeem or purchase all or part of its preferred stock by paying to the holders the sum of the par value of each share plus the accumulated dividend per share. Preferred shareholders have limited voting rights.

7. **Rule 15c3-3**

The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer refunds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2004 the Company had net capital of $81,243, which was $31,243 in excess of its required net capital of $50,000. The Company's net capital ratio was .08 to 1.

EQUITIES TRADING CORP.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED MAY 31, 2004

9. **Concentrations of Credit Risk**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2004, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

10. **Commitment**

The Company signed a five-year lease on its office space that expires in the year 2004. The monthly office rent is $2,500 through October 31, 2004. Future minimum rent payments are as follows:

From June 1, 2004 - October 31, 2004	$12,500
Total	$12,500

11. **Retirement Plan**

The Company has a discretionary profit-sharing covering substantially all of its employees. Profit-sharing expense is funded through annual contributions to the plan. The contribution for the year ended May 31, 2004 was $4,418.

EQUITIES TRADING CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MAY 31, 2004

Credits	
Total shareholders' equity	$118,741
Debits	
Non allowable assets	(36,954)
Net capital before haircuts	81,787
Less: Haircut on money-market	(544)
Net capital	81,243
Minimum net capital requirement	(50,000)
Excess Net Capital	$ 31,243
Ratio of aggregate indebtedness to net capital	0.08 to 1

No material differences exist between the above computation and the Company's corresponding unaudited focus Form X-17A-5 Part IIA filing.

EQUITIES TRADING CORP.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c-3-3

FOR THE YEAR ENDED MAY 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c-3-3. Accordingly, there are no items to report under the requirements of this Rule.

ACS & Co. Acquavella, Chiarelli, Shuster & Co., LLP
Certified Public Accountants

517 Route One
Iselin, NJ 08830
732.855.9600
FAX 732.855.9559
E-Mail: acs@acsaccounting.com

Member
American Institute of
Certified Public Accountants
Quality Review Division

New Jersey State Society of
Certified Public Accountants

New York State Society of
Certified Public Accountants

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITY AND EXCHANGE COMMISSION

To the Shareholders and Board of Directors of **Equities Trading Corp.**:

In planning and performing our audit of the financial statements of **Equities Trading Corp.** (the "Company") for the year ended May 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structures.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11); and for determining compliance with the provisions of rule 15c-3-3. We did not review the practices and procedures followed by the Company, (i) in making quarterly securities examinations, counts, verifications, and comparisons; (ii) in the recordation of differences required by rule 17a-13; and (iii) complying with the requirements of prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the company's practices and procedures were adequate at May 31, 2004, to meet the Securities and Exchanges Commission's objectives.

This report recognizes that it is not practicable in an organization the size of **Equities Trading Corp.** to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster & Co. LLP

Iselin, New Jersey
July 27, 2004